UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

Naked Brand Group Limited

(Name of Issuer)

Ordinary Shares, without par value

(Title of Class of Securities)

Q6519T117

(CUSIP Number)

March 11, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Q6519T117

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
Esousa Holdings LLC 27-1090555

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

47,058,823 Ordinary Shares 47,058,823 Ordinary Shares issuable upon exercise of the Warrants (See Item 4)*

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

47,058,823 Ordinary Shares 47,058,823 Ordinary Shares issuable upon exercise of the Warrants (See Item 4)*

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,058,823 Ordinary Shares 47,058,823 Ordinary Shares issuable upon exercise of the Warrants (See Item 4)*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% (See Item 4)*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* As more fully described in Item 4, the Ordinary Shares and Warrants are subject to a 9.9% beneficial ownership maximum, and the percentage set forth in row (11) gives effect to such beneficial ownership maximum. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such beneficial ownership maximum. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such beneficial ownership maximum, is less than the number of securities reported in rows (5), (7) and (9).

CUSIP No.	Q6519T117

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
Michael Wachs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

47,058,823 Ordinary Shares 47,058,823 Ordinary Shares issuable upon exercise of the Warrants (See Item 4)*

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

47,058,823 Ordinary Shares 47,058,823 Ordinary Shares issuable upon exercise of the Warrants (See Item 4)*

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,058,823 Ordinary Shares 47,058,823 Ordinary Shares issuable upon exercise of the Warrants (See Item 4)*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% (See Item 4)*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* As more fully described in Item 4, the Ordinary Shares and Warrants are subject to a 9.9% beneficial ownership maximum, and the percentage set forth in row (11) gives effect to such beneficial ownership maximum. However, as more fully described in Item 4, the securities reported in rows (5), (7) and (9) show the number of Ordinary Shares that would be issuable upon full exercise of such reported securities and do not give effect to such beneficial ownership maximum. Therefore, the actual number of Ordinary Shares beneficially owned by such Reporting Person, after giving effect to such beneficial ownership maximum, is less than the number of securities reported in rows (5), (7) and (9).

Item 1.

(a)	Name of Issuer
Naked Brand Group Limited

(b)	Address of Issuer’s Principal Executive Offices
c/o Bendon Limited, 8 Airpark Drive, Airport Oaks Auckland 2022, New Zealand

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of (i) Esousa Holdings LLC, a New York limited liability company (“Esousa”) and (ii) Michael Wachs (“Mr. Wachs,” and, together with Esousa, the “Reporting Persons”).

Mr. Wachs holds all of the membership interests of Esousa. Voting and dispositive power with respect to the shares held by Esousa is exercised by Mr. Wachs, the sole and Managing Member of Esousa. Mr. Wachs disclaims beneficial ownership with respect to the shares held by Esousa.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if none, Residence
211 East 43rd Street, Suite 402 New York, NY 10017

(c)	Citizenship
Esousa is a limited liability company organized under the laws of the State of New York, United States of America. Mr. Wachs is a citizen of the United States of America

(d)	Title of Class of Securities
Ordinary Shares, without par value (the “Ordinary Shares”)

(e)	CUSIP Number
Q6519T117

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c):

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 475,997,604 Ordinary Shares issued and outstanding as of February 19, 2021 and assumes the issuance of shares of Common Stock under the Securities Purchase Agreement among the Issuer, Esousa and the other parties thereto dated February 24, 2021 (as amended, the “Securities Purchase Agreement”) and full exercise of the warrants (the “Warrants”) each subject to the Beneficial Ownership Maximum (as defined below).

Pursuant to the terms of the Securities Purchase Agreement and the Warrants, the Issuer cannot issue Ordinary Shares to Esousa, and Esousa cannot exercise the Warrants, to the extent that the Reporting Persons would beneficially own, after any such issuance or exercise, more than 9.9% of the then issued and outstanding Ordinary Shares (the “Beneficial Ownership Maximum”), and the percentage set forth in Row 11 of the cover page gives effect to the Beneficial Ownership Maximum. Consequently, due to the Beneficial Ownership Maximum, as of the date of the event which requires filing of this statement, the Reporting Person could not exercise all of the Warrants.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2021

ESOUSA HOLDINGS LLC

By:	/s/ Michael Wachs
Michael Wachs, Managing Member